Stream Communications Network Inc.

Management Discussion and Analysis

For the Three Months ended March 31, 2004

June 30, 2004

General

Stream Communications Network, Inc. (“Stream”) has been in the cable TV business since 2000. Our registered office is Suite 703 – 938 Howe Street, Vancouver, British Columbia, V6Z 1N9, Canada. Our principal offices are located at 1020 – 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada, telephone (604) 669-2826.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the OTC Bulletin Board under the trading symbol “STNYF”.

We are a holding company that owns and raises funds for the development our subsidiaries’ business.

We own and control business activities in Poland through a group of companies, in particular through our wholly owned subsidiary Stream Communications Sp. z o.o. (“Stream Poland”) with a registered office in Krakow, ul. Aleja 29 Listopada 130, 31-406 Krakow, and indirectly, through the following subsidiaries of Stream Poland:

·

Bielsat.com Sp. z o.o. (“Bielsat”) with its registered seat in Bielsko Biala: ul. Kaminskiego 19, 43-300 Bielsko-Biala, and

·

Telewizja Kablowa Gimsat Sp. z o.o. (“Gimsat”) with its registered seat in Sanok: ul. Staszica 18, 38-500 Sanok,

·

Our other subsidiaries are:

·

Polvoice.com Sp. z o.o. (“Polvoice”) with a registered seat in Warsaw: ul. Woloska 10, 00-777 Warsaw; and

·

International Eco-Waste Systems S.A. (“Eco-Waste”) with its registered seat in Warsaw: 03-972 Warsaw, ul, Złoczowska 12 lok.3.

Polvoice was in the business of Internet, data transmission and a VOIP provider in Poland. The company decided that the operations of PolVoice did not fit with the main business of cable TV. All operations of Polvoice have been written off as discontinued operations. Polvoice is considered to be inactive and may be a useful vehicle in the future.

Eco-Waste was to construct and operate an animal products rendering plant.  We decided to withdraw from that business and focus on cable TV.  We sold Eco-Waste under a share sale agreement dated 30 September 2002, to Pref Sp. z o.o.  This agreement was not fulfilled and a decision was made to liquidate the business affairs of Eco-Waste. All operations of Eco-Waste have been written off as discontinued operations. Eco-Waste is considered to be inactive and may be a useful vehicle in the future.

Stream Communications Network, Inc. and Stream Poland are collectively referred to as “Stream”. Stream provides cable television services and high-speed Internet access in the Polish districts of Slaskie, Malopolskie, Swietokrzyskie and Podkarpackie through its hybrid fibre coax (“HFC”) networks.  Recently, it has also begun offering limited Internet telephony services based on Voice over Internet Protocol (“VoIP”), mainly in metropolitan Warsaw on a trial basis. Stream had approximately 43,000 cable television subscribers at March 31, 2004, which represents a penetration rate of approximately 69% of homes passed. Stream provides its customers with a high quality product by employing modern, reliable networks, a broad selection of programmes, professional management and customer service.  Although cable television services accounted for over 92% of its consolidated net sales in 2003, Stream has a small but growing number of Internet subscribers and has been introducing high-speed Internet access over all its networks.

Stream conducts its business in Poland’s most densely populated region, with approximately 11.5 million inhabitants and 3.2 million television homes but only about 0.8 million cable subscribers.  Stream has targeted this area of Poland because of the number of mid-sized cities that remain underserved by larger cable operators.  Stream has funded its growth and operations principally through equity and has incurred material debt only in relation to the acquisition of its cable subsidiary Gimsat.  Stream’s management possesses cable-business expertise and experience and, in particular, knowledge of its local target markets.

Most of Stream’s networks have an 862 MHz bandwidth and potentially are able to transmit up to 94 analogue television channels and 68 radio stations.  A portion of Stream’s networks can already be used for two-way transmission, which is necessary for Internet access and other interactive services.  Stream’s policy is to upgrade the networks it has acquired, including for the provision of two-way data transmission.

Stream Poland has made a number of cable television acquisitions, all of which have been successfully integrated into its business.  These acquisitions include:

Date	Name of target	Regions where target operated	Number of subscribers
June 2000	51% of the shares of Bielsat	Bielsko-Biala, Czechowice-Dziedzice	3,673
July 2000	A portion of the assets of Marsat S.C.	Czestochowa	1,277
July 2000	A portion of the assets of Telemedia Sp. z o.o.	Czestochowa	1,180
August 2000	A portion of the assets of Bister Sp. Z o.o.	Jaworzno, Czechowice-Dziedzice	1,841 1,582
September 2000	A portion of the assets of Elektromontaz Rzeszow S.A.: El-Rzeszow “Telekab”	Rzeszow, Bochnia, Sandomierz	5,545
July 2001	100% of the shares of MTK	Czestochowa	5,103
July 2001	A portion of the assets of AZART S.C.:
	AZART SC Telekom	Kielce	1640
	AZART TK Trybinowski	Busko, Zdroj	724
June 2001	Gimsat	Jaslo, Sanok, Brzozow	12,509
March 2004	Channel 69	Sosnowiec	1,634
May 2004	ASK Stream	Sosnowiec	1,000

Bielsat

Stream Poland is one of the founders of Bielsat and, since Bielsat was incorporated on 8 March 2000, has held 51% of its shares.  PPUH Bielsat Sp z o.o. owns the remaining 49% of its shares.

Gimsat

Stream Poland owns 100% of Gimsat, having made the final payment in May 2004. On 5 June 2001 Stream Poland and the Gimsat Shareholders concluded a preliminary agreement to sell to Stream Poland shares representing 99.79% of the Gimsat share capital.  Under that agreement, the parties undertook to sell the shares to Stream Poland by 30 June 2003.  To secure an advance payment of the purchase price paid to the Gimsat Shareholders, the parties entered into a separate registered pledge agreement. The preliminary agreement also provided that representatives of Stream Poland would be granted an exclusive and irrevocable power of attorney in the form of a notarial deed for the duration of the registered pledge agreement that permitted the person authorized by the purchaser to exercise the rights attaching to all the shares of Gimsat.

Stream’s cable television services

Stream Poland currently offers four programme packages:

·

TELE Miniatura (Basic Tier): targeted to reach up to 8 channels for most subscribers, including all four Polish public television channels and Stream Poland's own information channel; and

·

TELE Krajobraz (Intermediate Tier): targeted to reach up to 18 channels for most subscribers, including all Basic Tier channels, plus Polish terrestrial channels and channels received free-of-charge;

·

TELE Panorama (Top Tier): targeted to reach up to 45 channels for most subscribers, including all Intermediate Tier channels and certain pay channels including  e.g. Viasat History and Explorer, Eurosport, National Geographic, Fox Kids, BBC Prime, Polsat Sport and three music channels of VIVA;

·

TELE Panorama Plus (Premium Tier): targeted to reach up to 45 channels for most subscribers, including all Top Tier channels and premium channels Canal+. Canal+ Film and Canal+ Sport;

·

TELE Strada: the Top Tier along with Internet access.

The different programming packages are designed to attract the maximum number of subscribers in a given franchise area, in order to obtain the highest possible penetration.  Stream markets to subscribers of lower priced tiers to encourage them to move to higher priced tiers.  In the future Stream intends to offer add-on premium channel packages of additional channels.

Because Stream has acquired its cable television network through acquisitions, the exact channels in program packages offered to customers vary across the network.  One of Stream’s strategic goals is to unify channel offerings, which it has already begun doing.  Over the longer term, Stream also intends to unify pricing structures across its networks. To the extent Stream has so far unified programmes and prices, it has not experienced high levels of customer churn.

Because regulatory authorities in Poland do not currently set or oversee retail prices for either cable television subscriptions or Internet access services, Stream is free to charge a market price for these services.

Stream’s one-time charge for installing cable television access is approximately Cdn $40.39, excluding VAT.  Stream runs periodic promotions, offering, among other things, discounted installation charges for new subscribers among its incentives.

Stream performs regular audits of customer installations to prevent piracy and maintains technology to help minimize potential signal piracy.  Stream does not believe that its signals are pirated extensively enough to have a material adverse effect on its business.

Stream’s cable television programmes

Polish cable television operators have more than 200 channels from which to choose when building their programme offerings.  These channels are transmitted via satellites, the most popular of which are the Eutelsat and Astra satellites.  When deciding which channels to offer its subscribers, Stream takes into account programme demand analysis, subscribers’ opinions and cost. Most of the licence agreements that Stream has entered into relating to programme purchases will be in effect for the next three to five years and may be extended.  Most of these licence agreements also provide that as Stream’s subscriber base increases, Stream may be able to modify the agreements to obtain more favorable terms.

As of March 31, 2004, Stream Poland had approximately 24,000 subscribers at the Top Tier, 4,000 subscribers at the Intermediate Tier, 11,000 subscribers at the Basic Tier, with the remainder having internet services. Current subscription prices across Stream Poland’s networks at each tier are low compared to those of larger Polish cable television providers. Cable TV attracted a rate of 22% VAT in 2003, which was reduced to 7% in 2004. Internet access attracts a rate of 7% VAT.

Stream’s programming providers are: (a) Polish public television; (b) Polish private terrestrial television stations licensed by KRRiT; (c) Polish and foreign satellite programme providers; and (d) local programme producers.

The table below contains the list of programmes for which Stream has signed licence agreements or obtained broadcasting permits from programme providers.

Table: List of programmes licenced by Stream

Channel No.	Name	Characteristics	Language
1	TVP 1	public television	Polish
2	TVP 2	public television	Polish
3	TVP POLONIA	public television	Polish
4	TVP 3	public television	Polish
5	POLSAT	private terrestrial	Polish
6	TVN	private terrestrial	Polish
7	TVN 7	entertainment	Polish
8	POLSAT 2	entertainment	Polish
9	TV 4	private terrestrial	Polish
10	TV Puls	general	Polish
11	Polonia 1	entertainment	Polish
12	Tele 5	entertainment	Polish
13	RTP	general	Portuguese
14	BBC World	information	English
15	BBC Prime	entertainment	English
16	POLSAT Sport	sport	Polish
17	TVN Meteo	weather	Polish
18	TVN Turbo	cars etc.	Polish
19	TVN 24	information	Polish
20	Explorer	science	Polish
21	History	science	Polish
22	MINI MINI	children	Polish
23	Kino Polska	movies	Polish
24	TV Trwam	catholic	Polish
25	Ale Kino!	movies	Polish
26	MINI MAX	children	Polish
27	National Geographic	science	Polish
28	Planete	documentary	Polish
29	VIVA PL	music	Polish
30	VIVA	music	German
31	VIVA+	music	German
32	RTL	entertainment	German
33	RTL 2	entertainment	German
34	SAT 1	entertainment	German
35	VOX	entertainment	German
36	Onyx	music	German
37	Fox Kids	Children	Polish
38	Eurosport	Sport	Polish

For most subscribers, Channels 1-6 are available in Stream’s Basic Tier and Channels 1-14 are available in Stream’s Intermediate Tier.  Stream includes all these programmes in its Top Tier offering.  These offerings are subject to change as Stream effects the licencing changes required under the recent amendments to the Polish Copyright Act.

In compliance with Polish law, Stream carries the Polish terrestrial television channels for its subscribers.  Stream is currently involved in discussions to obtain rights to new channels.  Stream is not dependent on any one programme provider.

Stream’s data services

Data transmission over HFC networks is much faster and more reliable than over telephone lines.  Stream intends to upgrade its network to make high-speed Internet access available to all individual and business customers.

Stream’s VoIP service

As of 1 December 2002 Stream Poland took over the provision of the Internet telephony services formerly provided by Polvoice.  These services, provided principally in the Warsaw metropolitan area, offer substantial decreases in the costs of long distance and international calls as well as calls to mobile networks due to sound compression and the use of VoIP for transmission instead of standard voice channels.

Marketing and sales

Most of the cable television providers that Stream has acquired did not advertise or market their services.  Stream does advertise and market its services in order to both retain its subscriber base and to add more subscribers.

Stream’s marketing and sales strategy is currently delivered through the use of professionally trained salespeople working at seven permanent customer care and marketing offices and through periodic promotions of its services.  Stream also uses a preview channel, an information channel, promotional material mailed with monthly invoices and its website to inform its customers of existing and new programmes and services.  Stream undertakes a number of additional marketing initiatives, including market research, radio advertising, newspaper advertising and subscriber contests.  All these efforts are aimed at limiting customer churn, moving customers into more expensive tiers of service and helping Stream gain market acceptance.

Stream has filed an application with the Polish Patent Office to register its trademark, its logo and the names of its cable television programme packages.  The registration process for these trademarks is not yet completed.

Overview of the Polish cable television industry

Poland has approximately 39 million inhabitants and 12 million television households.  Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry.  All frequencies and channel offerings were limited principally to government broadcast programmes.  In the early years of the post-Communist era, there was no effective regulatory authority.  This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

In more recent years, due in part to Poland’s economic development and the introduction of cable industry regulations, Poland’s cable industry has developed rapidly.  In addition, large cable operators, such as @Entertainment and UPC (United Pan-Europe Communications), have constructed high-quality cable systems and offered numerous programming choices.

Despite these developments, the Polish cable television market remains underdeveloped.  According to the KAGAN market research service, there were approximately 3.82 million cable subscribers in Polandas as of 31 December 2001. The average monthly salary as of 31 December 2002 was approximately Cdn $1,014.00, while the average monthly cable subscription rates of the five biggest Polish cable operators was approximately Cdn $16.00 (including VAT).

Stream believes that there is significant potential for further consolidation among Polish cable television providers.  Stream believes that currently the top twelve operators (including Stream) control approximately 60% of the built-out market, with the remaining 40% serviced by roughly 500 operators.  Stream expects consolidation among these providers, particularly as smaller operators face the regulatory compliance burdens of being required to meet minimum cable television network technical standards and pay for programming produced by others.

Stream believes that there are several reasons why Poland represents a favorable market for the provision of multi-channel cable services.  First, Poland is one of the largest single-language market in Central Europe.

Second, watching television is a significant leisure activity in Poland, partly because cable television provides relatively inexpensive entertainment. In 2000, each Polish household watched an average of 236 minutes of television per day.

Third, middle-income families living in multiple dwelling units, or MDUs, account for approximately 70% of residential housing in Polish cities.  This high housing density results in comparatively low costs for building cable television networks.  Currently Stream’s average network density is about 320 homes passed per kilometre of cable plant.  By comparison, the average housing density in the United States is 48 homes per kilometre of cable plant.

Fourth, in Poland the right to build cable television networks reaching MDUs is acquired through agreement with the owner of the MDU and does not require any permits from regulatory telecommunications authorities.  Under such agreements, the operator is allowed to connect all apartments located in a given building to its network.  Stream usually enters into such agreements for renewable terms varying from ten to 20 years.

Results of Operations

Three months ended March 31, 2004 compared to three months ended March 31, 2003

We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP.

Revenue decreased 15.2% in the current period compared with the same period of last year. The decrease in net sales is mainly attributabl e to the change in the exchange rate between the Canadian dollar and the Polish zloty. Over the comparable periods the rate has increased from 2.58703 to 2.9657, or approximately 14.6%. The Company did lose one major VOIP customer accounting for the balance of the decrease in sales. The customer wanted the Company to pay for hardware costs for their operation. In the view of the Company, this was not an effective way of keeping a customer.

Total operating expense for the comparative quarters decreased 25.4% which when compared to revenue showed a 71.3% improvement in operations. The main difference arises from administrative costs that have reduced significantly.  On average there has been a decrease in the cost of line maintenance, billing, access to the internet and customer services. On the other hand, the cost of television programmes and licence fees increased.

The following is a breakdown of the operating expenses by category for the three months ended March 31, 2004:

Accounting	$ 33,000
Advertising and marketing	13,818
Bad debts	936
Bank Charges	14,901
Computer expense	4,348
Consulting fees	13,446
Courier & postage	408
Donations	85
Insurance	18,338
Leasing	4,493
Management fees	139,773
Occupancy costs	66,272
Office expense	25,121
Professional fees	58,065
Programming and system lease	173,435
Shareholder information	951
Tariffs	6,794
Telephone	48,896
Transfer agent and regulatory fees	2,477
Travel and Automotive	46,986
Utilities	60,501
Wages and benefits	193,631

Total	$ 926,675

Summary of Quarterly Results

Results for the eight most recently completed quarters are summarized as follows:

	Total revenues	Loss before discontinued operations	Loss before discontinued operations on a per share basis (basic and diluted)	Net loss for the period	Net loss per share (basic and diluted)
March 31, 2004	$861,810	$283,476	$0.01	$283,476	$0.01
December 31, 2003	854,701	4,789,019	0.15	4,789,019	0.15
September 30, 2003	879,324	462,803	0.02	462,803	0.02
June 30, 2003	950,163	462,648	0.02	462,648	0.02
March 31, 2003	1,015,972	540,150	0.02	540,150	0.02
December 31, 2002	970,467	1,626,923	0.04	1,627,151	0.04
September 30, 2002	910,091	654,567	0.02	619,231	0.02
June 30, 2002	944,791	617,431	0.03	665,681	0.03

The quarter for the three months ended December 31, 2003 contained some year-end items, namely: (1) impairment of goodwill for $1,960,000, and (2) write off of deferred charges for $2,400,713.

The impairment charge is a result of a valuation done by Evans & Evans wherein the value attributed to the goodwill resulting on the acquisition of MTK and Gimsat was in excess of the amount paid for goodwill. Evans & Evans made a comparison to other cable companies and through a process of discounting and averaging arrived at a value of $249.50 per acquired subscriber. The calculations were based on taking two companies, namely UnitedGlobalCom, Inc. and Tele2 AB, averaging their market capitalization to their subscriber numbers and taking a 42.5% discount to arrive at a high value of $283.90 per subscriber. A second value was computed taking the sale of a cable TV company in Latvia and one in Romania to arrive at an average subscriber value of $215.55. Taking the average of these values, a median value of $249.50 per subscriber was established. All calculations were done at an exchange rate of one US dollar to 1.2946 Canadian. In spite of the fact that we must pay between $200 USD and $400 USD to acquire new subscribers of a significant number, our existing size and revenue model tends to moderate our internal values. Our policy is to acquire a significant subscriber base in localized areas so as to minimize competition and have cost efficiency.

The write off of the deferred charges is pursuant to our efforts to obtain a listing on the Warsaw Stock Exchange. We have prepared a prospectus with which to file, but after several delays and obstacles, we have shelved this filing until a more opportune time. In the meantime we have obtained a listing on the OTC BB, to provide liquidity for our shareholders. As the costs attributable to the Warsaw listing and the due diligence costs involved are no longer current it was proper to incur the expense in 2003. If we had obtained our listing and completed our financing, these costs would have been absorbed in the cost of capital.

The obstacles to filing a prospectus in Poland stem from differences in Canadian and Polish law. One area of difficulty was caused by the Income Tax of Canada wherein a Polish person investing into Stream by way of an IPO on the Warsaw Stock Exchange would be taxable on the transfer of his shares to another party. Since Stream is a Canadian taxable property and the Warsaw Stock Exchange is not a prescribed exchange under the tax act, foreigners are taxable on the transfer of shares even to another foreigner. This section of the act was meant to prevent circumvention by a Canadian taxpayer. It was not intended to tax a foreigner on an arms length investment in a Canadian public corporation, having no intention of ever coming to Canada. Though a process and application to Finance Canada, the Government of Canada has announced the Warsaw Stock Exchange will be added to regulation 3201 as a prescribed exchange. Other areas of difficulty involved the transfer of shares between Canadian persons and new shareholders in Poland, another was the annual general meeting requirements, another was the process of medallion stamps, and so on. We were able to solve each issue, but in the process taking up considerable time and costing significant amounts. We have to make sure that the next time we apply to the Polish SEC that we have a complete understanding of the issues, time considerations and cost. In the course of a financing it is important to match with the raising of funds, adequate acquisitions that can dovetail with the timing required to complete.

Exchange Rates

Stream is exposed to the risk of exchange rate fluctuations.  Programming costs, exclusive of system lease costs which constituted about 13.5% of Stream’s operating costs (defined as cost of sales, selling and marketing costs and general administrative expenses of continuing operations, net of amortization/depreciation) are incurred primarily in US dollars, while all revenues are realized in Polish zlotys. Certain other costs are incurred in Canadian dollars. Under its subscription agreements, Stream may modify its subscription rates to adjust for major fluctuations of currency exchange rates.  However, high increases in subscription rates could decrease demand for Stream’s services.  Most of Stream’s technical equipment is purchased locally, but prices are indexed in US dollars.  Moreover, in connection with the agreement for the purchase of Gimsat, the price of which is set in US dollars, Stream has not taken steps to hedge against the risk of exchange rate fluctuations.  This is because a relatively low balance is remaining on the Gimsat liability and the cost to hedge against this risk. The table below reflects changes in the exchange rates of the currencies in which Stream conducts its operations as at the end of and as average during each year.

Rates of exchange of Polish Zloty and Canadian Dollar

	$cdn	Pln
As at March 31, 2004	2.96570	0.3377
For the three months ended March 31, 2004	2.90095	0.3454
As at December 31, 2003	2.9029	0.3450
As at March 31, 2003	2.77140	0.36047
For the three months ended March 31, 2003	2.58703	0.38654
As at December 31, 2002	2.4351	0.41066

In the last quarter the rate increased from 2.9029 to 2.9657 or 2% in three months. The effect of this increase has affected the value of property, plant and equipment the most and intangibles the second most. The value of the property, plant and equipment was cdn $7,232,779 at December 31, 2003 or approximately 21.0 million zloty. This same value of 22.5 million zloty at March 31, 2004 translates in the financial statements at a rate of 2.9657 or approximately cdn $7.6 million. See note 7 in the financial statements that gives an analysis of the cumulative translation account.

Liquidity and Capital Resources

Our working capital deficiency as at March 31, 2004 was Cdn $4,659,696. Included in this figure is an amount owing to a related party who has advanced a total of $1,488,467. Monies advanced were mainly used in the acquisition of internet subscribers. On March 17, 2004 the company announced it acquired approximately 1350 cable TV subscribers, 267 internet subscribers and 2600 homes passed, effective April 1, 2004 for 1,500,000 Polish zloty.

As over 71% of our assets are capital assets, there is room to finance our activities with commercial loans. Our senior management establishes our overall funding and capital policies, monitors the availability of sources of financing and reviews the foreign exchange risk.  We continue to raise cash from debt sources and we will continue with this program until we achieve positive cash flow. In addition to receiving funds from the related party, we are currently conducting a financing.

Off-Balance Sheet Arrangements

The Company has not entered any off-balance sheet arrangements.

Transactions with Related Parties

The Company has received $1,488,467 in advances from a director as at March 31, 2004.   The advance is due on demand, bears interest at 5% per annum and is unsecured.

Proposed Transactions

The board of directors is not aware of any proposed asset or business acquisition or disposition, which may have an effect on the Company’s financial conditions, results of operations or cash flows.  The Company has identified a number of target acquisitions which can not be acted on until sufficient financing has been put in place.  The Company is presently conducting an effort to raise private equity financing.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation, as disclosed in Note 13© to the Financial Statements.  This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing mode.  The model requires that management made several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest.  The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.  It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

The Company records an allowance for doubtful accounts for estimated credit losses based on the Company’s knowledge of the financial condition of its customers. A change to these various assumptions could impact the valuation of accounts receivable.

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2003, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards are calculated using the Black-Scholes option-pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was only recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options are granted.

Financial Instruments and Other Instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt approximate their carrying values due to the short term or demand nature of these instruments.  It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Subsequent Events

On May 10, 2004 the company announced it acquired 60% of an Internet network company for 281,000 Polish zloty which was approximated 1,000 internet subscribers.  The company also has the right to bid for the rest of the shares and the right of first refusal.